                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Somanetics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  834445 40 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Bruce J. Barrett
                             Somanetics Corporation
                             1653 East Maple Road
                           Troy, Michigan 48083-4208
                              (248) 689-3050 x 300
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 4, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 pages

CUSIP No. 834445 40 5             13D                        PAGE 2  OF 7  PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)                                             Bruce J. Barrett

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)                                        PF


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                United States of America


--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                    518,525
  NUMBER OF

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER                                      500
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER                               518,525
  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                                 500
    WITH

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        519,025


--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                     7.3%


--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)                              IN


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                               Page 2 of 7 pages

CUSIP No. 834445 40 5

ITEM 1. SECURITY AND ISSUER.


         The title of the class of equity securities to which this statement relates is Common Shares, par value $0.01 per share ("Common Shares"), of Somanetics Corporation, a Michigan corporation (the "Company"). The address of the Company's principal executive offices is 1653 East Maple Road, Troy, Michigan 48083-4208.

ITEM 2. IDENTITY AND BACKGROUND.

         This statement is being filed by Bruce J. Barrett. Bruce J. Barrett's and the Company's business address is 1653 East Maple Road, Troy, Michigan 48083-4208. Bruce J. Barrett's present principal occupation or employment is President and Chief Executive Officer and a director of Somanetics Corporation, which develops, manufactures and markets the INVOS(R) Cerebral Oximeter and which is developing the CorRestore(TM) patch.

         Bruce J. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Bruce J. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Bruce J. Barrett is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This statement is being filed to report the grant and vesting of stock options to Bruce J. Barrett by the Company. The options were granted by the Company to Mr. Barrett.

ITEM 4. PURPOSE OF TRANSACTION.

         The options were granted to Bruce J. Barrett under the Company's stock option plans to secure for the Company the benefits of the additional incentive inherent in the ownership of its Common Shares by Bruce J. Barrett, a key employee of the Company, and to help the Company retain the services of Bruce J. Barrett and compensate him for those services.

         Bruce J. Barrett may, from time to time, acquire additional Common Shares (1) by the exercise or additional vesting of his options, (2) by the grant of additional options to him by the Company, (3) from time to time for investment purposes if market conditions are favorable, or (4) any combination of the foregoing. Bruce J. Barrett may also dispose of some of all of the Company Common Shares that he beneficially owns, periodically, by public or private sale (registered or unregistered and with or without the simultaneous sale of newly-issued Common Shares by the Company), gift, pledge, expiration of options or otherwise, including, without limitation, sales of Common Shares by Bruce J. Barrett pursuant to Rule 144 under the Securities Act of 1933, as amended, or otherwise. Bruce J. Barrett reserves the right not to acquire



                               Page 3 of 7 pages

CUSIP No. 834445 40 5


Common Shares or not to dispose of all or part of such Common Shares if he determines such acquisition or disposal is not in his best interests at that time.

         Other than as described above, Bruce J. Barrett does not have any current plans or proposals which relate to, or would result in, (a) any acquisition or disposition by him of securities of the Company, (b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (c) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, except that, from time to time, the Company might add additional directors if it finds qualified candidates willing to serve and except that the Company has agreed to increase the size of its Board of Directors and add CorRestore LLC's designee as a director, if CorRestore LLC designates a person by June 2, 2001, (e) any material change in the Company's present capitalization or dividend policy, except that, from time to time, the Company might raise additional capital based on its needs, (f) any other material change in the Company's business or corporate structure, (g) any changes in the Company's Articles of Incorporation or Bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of the Company's equity securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The number and percentage of Common Shares beneficially owned by Bruce
J. Barrett as of November 24, 1999 are as follows:



                                    Number                      Percent
                                    ------                      -------
         Bruce J. Barrett           519,025 (1)                 7.3% (2)

(1) The shares shown above as beneficially owned by Bruce J. Barrett consist of
(1) 146,992 shares owned by Bruce J. Barrett, (2) 500 shares owned by his wife, and (3) 371,533 shares that Bruce J. Barrett has the right to acquire within 60 days of December 18, 2000 pursuant to the exercise of options granted to him under the Company's stock option plans or independent of those plans, as more specifically described below (the "Option Shares").

(2) Based on the 6,750,081 Common Shares reported as outstanding as of December 18, 2000 in the Company's Preliminary Proxy Statement in connection with the 2001 Annual Meeting of Shareholders.

         Bruce J. Barrett has been granted the following options to purchase Common Shares under the Company's stock option plans or independent of those plans:


                               Page 4 of 7 pages

CUSIP No. 834445 40 5

                                                                Percent
                                                               Vested at
      Date of            Number of          Exercise         February 16,           Number             Vesting
       Grant              Shares              Price              2001               Vested            Schedule
------------------  -----------------  ------------------ ------------------  -----------------  ------------------
5/16/94                   25,000             $10.00               100%              25,000       One-third a year
                                                                                                 starting 5/16/94
7/21/94                   10,000             $12.50               100%              10,000       100% at 8/2/95
9/27/94                    5,000              $8.4375             100%               5,000       One-third a year
                                                                                                 starting 9/27/94
12/22/95                  16,500             $13.125              100%              16,500       One-quarter a year
                                                                                                 starting 3/13/96
1/5/96                    26,700              $5.625              100%              26,700       50% on 6/5/96;
                                                                                                 25% 6/5/97 and 98
4/24/97                  135,000              $4.75               100%             135,000       One-third a year
                                                                                                 starting 4/24/98
4/2/98                   180,000              $5.875               67%             120,000       One-third a year
                                                                                                 starting 4/2/99
5/20/99                   60,000              $3.56                33%              20,000       One-third a year
                                                                                                 starting 5/20/00
2/16/00                   40,000              $2.88                33%              13,333       One-third a year
                                                                                                 starting 2/16/01
12/4/00                   50,000              $1.97                 0%                   0       One-third a year
                                                                                                 starting 12/4/01
Total                    548,200                                                   371,533

         The vesting of the unvested options described above will increase Bruce
J. Barrett's beneficial ownership of Common Shares. If the above options were fully vested, Bruce J. Barrett would beneficially own 695,692 Common Shares, or 9.5% of the outstanding Common Shares.

         Bruce J. Barrett has sole voting and investment power over the Common Shares listed above as owned by Bruce J. Barrett, except that he shares voting and investment power over the 500 Common Shares owned by his wife, Kristy Hull Barrett ("Mrs. Barrett"). Bruce J. Barrett disclaims beneficial ownership of the shares owned by Mrs. Barrett. Mrs. Barrett's principal address is One Abbott Park, Abbott Park, Illinois. Mrs. Barrett's present principal occupation or employment is Integrated Systems Executive, Abbott Laboratories, Inc., a diversified health care company.

         Mrs. Barrett has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Mrs. Barrett has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Barrett is a citizen of the United States of America.


                               Page 5 of 7 pages

CUSIP No. 834445 40 5

         Other than the vesting of options granted to Bruce J. Barrett, as described above, the only transaction in the Company's Common Shares effected by Bruce J. Barrett or Mrs. Barrett since October 5, 2000 (sixty days before the December 4, 2000 option grant that increased Bruce J. Barrett's beneficial ownership of Common Shares by more than one percent) was the grant of an option to purchase 50,000 Common Shares to Bruce J. Barrett by the Company on December 4, 2000 (described in the table above).

         No person (other than Mrs. Barrett with respect to the 500 Common Shares she owns) is known to have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by Bruce J. Barrett.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The options granted to Bruce J. Barrett are described in Item 5 and are subject to the terms of Stock Option Agreements between Bruce J. Barrett and the Company, and, with respect to options granted under stock option plans, the terms of those plans. The options are not transferable other than by will or the laws of descent and distribution. Copies of the Company's stock option plans and forms of option agreements for options granted independent of the Company's stock option plans are filed as exhibits to the Company's periodic reports under the Securities Exchange Act of 1934, as amended.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         1. Somanetics Corporation Amended and Restated 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1991.

         2. Fourth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1992.

         3. Amended and Restated Fifth Amendment to Somanetics Corporation 1991 Incentive Stock Option Plan, incorporated by reference to
                  Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

         4. Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1996.

         5. First Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1997.


                                Page 6 of 7 pages

CUSIP No. 834445 40 5

         6. Second Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1998.

         7. Third Amendment to Somanetics Corporation 1997 Stock Option Plan, incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1999.

         8. Stock Option Agreement, dated May 16, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to
                  Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.

         9. Stock Option Agreement, dated July 21, 1994, between Somanetics Corporation and Bruce J. Barrett, incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended August 31, 1994.

         10. Form of Stock Option Agreement, dated December 22, 1995, between Somanetics Corporation and various officers, incorporated by reference to Exhibit 10.30 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

         11. Form of Stock Option Agreement, dated January 5, 1996, between Somanetics Corporation and two officers, incorporated by reference to Exhibit 10.32 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995.

         12. Form of Stock Option Agreement, dated April 24, 1997, between Somanetics Corporation and twenty-three employees, incorporated by reference to Exhibit 10.32 to the Company's Registration Statement on Form S-1 (file no. 333-25275), filed with the Securities and Exchange Commission on May 30, 1997.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2000                            /s/ BRUCE J. BARRETT
                                                     ---------------------------
                                                     Bruce J. Barrett



                               Page 7 of 7 pages